Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2019.

REPÚBLICA ORIENTAL DEL URUGUAY

Between March 13, 2020, the date on which the government declared a state of national sanitary emergency due to the COVID-19 global pandemic, and June 19, 2020, the government conducted 56,234 COVID-19 tests, with 853 confirmed cases of which, 814 recovered, 24 died and 15 remained active (4 of whom were in intensive care).

The government has deployed various measures in response to COVID-19. See “Recent Developments—República Oriental del Uruguay” in the Annual Report. Between May 5, 2020 and the date of this amendment to the Annual Report, the government adopted the following additional measures:

•	Protecting household purchasing power: On May 8, 2020, the government agreed on a three-month prize freeze on selected food, hygiene and health products with retailers, wholesalers and producers.

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Resumption of school classes: On May 21, 2020, the government announced its plan for the voluntary return to classes in stages. As of June 15, 2020, educational institutions of all levels were allowed to resume activities, except for certain educational institutions in Montevideo and its metropolitan area, which are scheduled to resume activities on June 29, 2020.

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More stringent controls at the border with Brazil: On May 25, 2020, the government subscribed a binational sanitary treaty with Brazil to contain the spread of COVID-19 in the border city of Rivera. Additionally, the number of checkpoints on the border with Brazil was increased for a more stringent control of circulation of people and vehicles. In addition, the Ministry of Public Health and the Administration of State Health Services (ASSE) carried out, in coordination with the National Statistics Institute (INE), 1,100 random tests over four days in the city of Rivera, all with negative results.

•	Commerce: On June 9, 2020, shopping malls throughout the country reopened to the public, with the exception of those located in the city of Rivera.

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Extended tax relief: On June 17, 2020, the government deferred May 2020 payments of the minimum VAT applicable to micro- and small-enterprises (i.e., enterprises with a monthly income below Ps.113,612) to June 2020, which will be payable in six equal and consecutive installments, without any penalty interest.

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Credit preservation, liquidity injection and loan guarantees for enterprises: On June 17, 2020, the government announced that the National Guarantee System (SIGA) would introduce changes to the legal framework to provide guarantees to financial institutions’ lending to large firms, extending the coverage already available for small and medium-sized enterprises whose activity has been affected by the COVID-19.

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Unemployment insurance: On June 18, 2020, the partial unemployment insurance plan, that provides for the payment by the government of an unemployment benefit to self-employed workers in the amount of up to 25% of the monthly average compensation received in the six-month period immediately preceding the date work was suspended, was further extended through September 30, 2020. In addition, sectors related to sports, education and culture were incorporated into the partial unemployment insurance plan, which allows firms to place employees on part-time schedules and use the unemployment insurance fund to ensure that employees receive wages as close as possible to their regular wages. In addition, the payment of Ps.6,779 per month for single-tax payers (monotributistas) in vulnerable situations was extended through July 31, 2020.

THE ECONOMY

The Economic Policies of the Lacalle Pou Administration

On April 23, 2020, the Lacalle Pou administration submitted to Congress an urgent consideration bill (“Ley de Urgente Consideración”, or LUC) to implement certain key measures and structural reforms in line with the administration’s objectives. See “Recent Developments—The Economy—The Economic Policies of the Lacalle Pou Administration” in the Annual Report. On June 6, 2020, the Chamber of Senators approved the LUC without modifications. On June 7, 2020, the bill was submitted to the Chamber of Deputies, which has 30 days to vote for its approval, modification or rejection. If the Chamber of Deputies introduces no changes to the draft bill within that period, the LUC will be enacted into law.

On June 10, 2020, the government announced new guidelines to prepare the budget for the 2020-2024 period, including an indication that each governmental agency must fulfill its assumed commitments with existing resources, through efficient and modern management. The Lacalle Pou administration has until August 31, 2020 to submit the budget for the 2020-2024 period.

Role of the State in the Economy

Large-scale Foreign Direct Investments and Public-Private Partnerships for Infrastructure Development

On May 15, 2020, the Uruguayan government entered into a complementary memorandum of understanding (MoU) with UPM relating to UPM’s investment in a second pulp mill (the construction of which is ongoing) stating, among other terms, that UPM intends to (i) advance US$60 million as partial financing for certain road infrastructure projects, including the modification of routes to make them suitable for circulation of heavy vehicles and (ii) provide US$68 million as partial financing for certain electrical infrastructure projects to be carried out by the Administración Nacional de Usinas y Trasmisiones Eléctricas (UTE). These contributions by UPM are expected to replace investments that the government would have otherwise undertaken, while increasing employment in the country. Additionally, UPM has committed to invest an additional aggregate amount of US$55 million in two additional projects: the expansion of its paper pulp mill located in Fray Bentos and the construction of a plant nursery with a research and development facility. These additional investments are expected to increase UPM’s use of electricity, thereby reducing the expected amount of residual electricity supply from UPM that UTE would be required to purchase under the electricity supply contract between both parties. The government estimates that UTE will save approximately US$7 million per year and US$140 million in total during the 20-year term, as a result of these investments. See “Gross Domestic Product and Structure of the Economy—Role of the State in the Economy—Large-scale Foreign Direct Investments and Public-Private Partnerships for Infrastructure Development”.

Open Uruguay Round

On May 29, 2020, Bahamas Petroleum Company PLC (BPC) submitted a bid to the Administración Nacional de Combustibles, Alcohol y Portland (ANCAP) to conduct exploratory work in the area OFF-1, which is located approximately 100km away from the coastline and covers approximately 15,000 km2. This exploratory work includes geological modeling, evaluating prospective resources in the area and licensing and reprocessing of existing 2D seismic data. BPC’s bid, together with bids submitted by Kosmos Energy (KE) in 2019 to explore areas OFF-2 and OFF-3, confirms the renewed interest in exploring offshore Uruguay within the framework of the Open Uruguay Round process. See “Role of the State in the Economy” in the Annual Report. The signing of agreements with KE and BPC has been delayed due to the COVID-19 outbreak.

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 53.1% in March 2020 compared to 56.2% in March 2019 and the unemployment rate stood at 10.1% in March 2020, compared to 9.5% in March 2019.

In April 2020, the number of health insurance beneficiaries stood at 53,325, compared to 29,515 in April 2019. This increase was mainly due to measures taken by the government to ensure that elderly workers (over 65 years of age) could stay at home from March to June 2020, with wage compensation in the form of sick leave.

In March 2020, the number of unemployment benefits granted were 83,181, compared to 10,604 in March 2019.

Wages

For the 12-month period ended April 30, 2020, average real wages decreased by 2.9% compared to a 0.7% growth for the 12-month period ended April 30, 2019.

On June 18, 2020, the government introduced a set of wage-setting guidelines for the eighth private sector wage negotiation round, as the terms of the seventh rounds are set to expire on June 30, 2020. See “The Economy—Employment, Labor and Wages—Wages” in the Annual Report. Pursuant to these guidelines, (i) a past inflation correction (estimated between 1% and 5% depending on the activity sector) will be applied on July 1, 2020 to all sectors included in these rounds (as agreed during the seventh private sector wage negotiation rounds), (ii) nominal wages are set to increase by 3% on January 1, 2021, a deadline which may be delayed to April 1, 2021 in the case of “ affected sectors” (i.e., those where the workforce fell by 10% from November 2019 to November 2020), (iii) a final corrective adjustment for inflation (discounted by the wage increases during the period and Uruguay’s average GDP decrease in 2020) will be applied on June 30, 2021, and (iv) workers with nominal wages equal to or lower than Ps. 22,595 as of January 1, 2020 will receive an additional 1% increase in nominal wages on January 1, 2021 or April 1, 2021, as applicable, which will not be deducted from the June 30, 2021 final corrective adjustment. Employers and employees representatives are currently analyzing the terms of the guidelines proposed by the government. The terms to be agreed in the context of the eighth negotiation round are expected to be valid and binding for all sectors included in these rounds from July 1, 2020 to June 30, 2021.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

Uruguay’s nominal GDP for the 12-month period ended March 31, 2020 totaled Ps.2,005.1 billion, (approximately US$54.2 billion), compared to a nominal GDP of Ps.1,858.8 billion (approximately US$58.4 billion) for the 12-month period ended March 31, 2019.

The following table sets forth information regarding GDP and expenditures for the periods indicated. The percentage figures included in the table below are based on 2005 prices in order to eliminate distortions introduced by changes in relative prices, in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009.

Change in GDP by Expenditure

(variation from previous period)

January/March 2019/2020(1)
Government consumption	0.1%
Private consumption	1.7%
Gross fixed investment	0.2%
Public sector	(18.5)%
Private sector	4.3%
Exports of goods and services	(5.8)%
Imports of goods and services	9.2%

Total GDP	(1.4)%

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth information regarding changes in GDP by sector for the periods indicated.

GDP by Sector

(variation from previous period)

January/March 2019/2020(1)
Primary activities(2)	(7.5)%
Manufacturing	(0.1)%
Electricity, gas and water	(18.3)%
Construction	(5.3)%
Commerce, restaurants and hotels	(2.9)%
Transportation, storage and communications	4.4%
Other services (3) (4)	(2.3)%

Total GDP	(1.4)%

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.
(3)	Data includes public sector services and other services.
(4)	Data includes real estate, business, financial and insurance services.

Source: Banco Central.

Uruguay’s real GDP decreased 1.4% during the three-month period ended March 31, 2020 compared to the same period in 2019. This decrease in real GDP was mainly driven by decreases in the electricity, gas and water, primary activities and construction sectors, which were partially offset by growth in the transportation, storage and communications sectors.

The electricity, gas and water sector contracted by 18.3% in the three-month period ended March 31, 2020 compared to the same period in 2019, mainly driven by a lower generation of energy from renewable sources that are exported to foreign markets.

The primary activities contracted by 7.5% in the three-month period ended March 31, 2020 compared to the same period in 2019, mainly driven by lower soybean production in the 2019/2020 harvest associated with a drop in yields compared to the previous extraordinary harvest, and also a decrease in the slaughter of cattle.

The construction sector contracted by 5.3% in the three-month period ended March 31, 2020 compared to the same period in 2019, mainly due to a decrease in the construction of buildings and public works, which was partially offset by work related to the construction of a new railway line connecting the center of the country with the port of Montevideo, and a new paper pulp mill by UPM. See “The Economy—Role of the State in the Economy—Large-scale Foreign Direct Investments and Public-Private Partnerships for Infrastructure Development.”

Growth in the transportation, storage and communications sector (4.4% in the three-month period ended March 31, 2020 compared to the same period in 2019) was mainly driven by an increase in the use of data services due to the state of national sanitary emergency, which was partially offset by a decrease in transport and storage services, particularly in passenger transport, after the government actively discouraged large gatherings, promoted social distancing measures and encouraged citizens to limit outdoor activities. See “Recent Developments—República Oriental del Uruguay” in the Annual Report.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended April 30, 2020 totaled US$7.3 billion, compared to US$7.4 billion for the 12-month period ended April 30, 2019. Merchandise imports totaled US$7.7 billion for the 12-month period ended April 30, 2020, compared to US$8.1 billion for the 12-month period ended April 30, 2019.

The merchandise trade balance for the 12-month period ended April 30, 2020, recorded a deficit of US$326 million, compared to a deficit of US$652 million for the 12-month period ended April 30, 2019.

BALANCE OF PAYMENTS

International Reserves

As of May 29, 2020, Banco Central’s international reserve assets totaled US$15.8 billion (of which gold represented US$6.0 million). This amount includes US$8.2 billion of reserves and voluntary deposits of the financial sector, including US$2.7 billion of public banks, with Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

Aggregate M1’ inter-annual average growth during April 2020 stood at 8.7%. According to a policy statement issued by the Monetary Policy Committee (COPOM) in May, the Central Bank expects the demand for money to remain at current levels for the second quarter with an inter-annual variation of the indicative broad M1 (M1’) around 7.5%, above the range previously set by the COPOM in March between 3% and 5% for the quarter ending June 30, 2020. This increase in M1 levels is mainly due to an increase in precautionary demand for money driven by the uncertainty caused by the sanitary emergency.

Inflation

The following table shows changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI and WPI

(% change from previous year at period end)

CPI
For the twelve months ended May 31, 2020	11.1%

Source: National Institute of Statistics.

WPI
For the twelve months ended May 31, 2020	15.7%

Source: National Institute of Statistics.

For the 12-month period ending May 31, 2020, the inflation rate rose to 11.1%, mainly due to an increase in beef and fruit and vegetables prices—the latter caused by adverse weather conditions. In May 2020, the government agreed on a three-month prize freeze on basic food, hygiene and health products with retailers, wholesalers and producers. See “República Oriental del Uruguay”

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 0.1% and 0.4% in April 2020 and April 2019, respectively. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system was 6.7% and 5.6% in April 2020 and April 2019, respectively.

The following table shows the value in pesos of the UI as of May 31, 2020.

UI
Value in pesos as of May 31, 2020	Ps.4.6213

Source: National Institute of Statistics.

The following table shows the value in pesos of the UP as of May 31, 2020.

UP
Value in pesos as of May 31, 2020	Ps.1.18107

Source: National Institute of Statistics.

Foreign Exchange

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended May 31, 2020	45.942	33.830	38.374	43.308

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

PUBLIC SECTOR FINANCES

In the 12-month period ended April 30, 2020, Uruguay’s overall public sector deficit represented approximately 3.4% of GDP, compared to an overall public sector deficit of 3.2% of GDP for the 12-month period ended April 30, 2019. Excluding transfers to the public social security trust fund estimated at 1.2% of GDP (arising from changes to Uruguay’s social security system known as “Cincuentones Law”, as defined in the Annual Report), Uruguay’s overall public sector deficit stood at 4.6% of GDP for the 12-month period ended April 30, 2020, compared to 4.8% of GDP for the 12-month period ended April 30, 2019. See “Fiscal Policy—Social Security.”

PUBLIC SECTOR DEBT

As of May 31, 2020, the central government’s debt service obligations (capital payments and interest expenses) for the next 12 months stood at approximately US$2.5 billion.

As of May 31, 2020, credit lines available to Uruguay’s central government from CAF and FLAR (Latin American Reserve Fund), grant Uruguay access to contingency financing of approximately US$1.4 billion. As of the date of this amendment to the Annual Report, Uruguay is negotiating additional credit lines and loans with multilateral institutions (IADB, World Bank, CAF, FONPLATA and the European Investment Bank).

Between December 31, 2019 and June 19, 2020, the central government issued peso-denominated treasury notes in the domestic market (linked to both the nominal wage index and CPI-linked) for a total principal amount equivalent to US$1.6 billion. This figure includes the equivalent of US$949.2 million issued under a joint liability management transaction with Banco Central executed in January 2020.